

Contact Information

www.simconsulting.ch

www.emplayment.ch

www.linkedin.com/in/j%C3%
BCrg-gubler-7b2aa07a

Top skills:

Corporate Strategy

Strategic Management

Business Strategy

Languages:

English (fluent)

French (fluent)

German (Native/Bilingual)

Jürg Gubler

CEO of simConsulting, a training company using board and computer based games. Senior trainer for TOPSIM GmbH. Expert in the design and delivery of simulation-based and gamified training and development concepts.

Work Experience

Emplayment gmbh

Managing director and trainer of leadership seminars with board-based simulations.

January 2012 – Present (8 years 9 months)

Emplayment offers seminars with board-based simulation games on soft skillsTopics.

SimConsulting GmbH

Managing director, business game trainer and developer of board and computer-based business games

June 1990 – Present (30 years 4months)

SimConsulting is an independent consulting firm that develops and uses board and computer-based business games and simulations in the areas of business, finance, leadership, banking and economics as well as to develop soft skills.

Managing director, business game trainer and developer of board and computer-based business games

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Education

Management School Zurich

Business Economist KSZ, Business

Administration (1986 – 1988)